Exhibit 99.2

Lilium signs agreement with Heli-Eastern for the purchase of Lilium Jets and the development of premium eVTOL services in China

• The two companies will jointly develop eVTOL services across the Guangdong-Hong Kong-Macao Greater Bay Area

• Heli-Eastern intends to purchase 100 Lilium Jets

• Heli-Eastern will operate the Lilium Jet fleet in the region and provide maintenance and crewing services

PARIS, France, June 19, 2023: Lilium N.V. (NASDAQ: LILM), developer of the first all-electric vertical take-off and landing (eVTOL) jet, announced an agreement with Shenzhen Eastern General Aviation Co., Ltd (Heli-Eastern), a major low-altitude general aviation carrier and helicopter service provider in the Guangdong-Hong Kong-Macao Greater Bay Area in China.

Under the agreement, Heli-Eastern, which operates across the Greater Bay Area, the Yangtze River Delta, and the Beijing-Tianjin-Hebei Areas, intends to order 100 Lilium Jets. In addition, the agreement contemplates that Heli-Eastern will partner with Lilium to identify potential sites and partners for Lilium’s vertiports and other ground infrastructure. Upon type-certification of the Lilium Jet, Heli-Eastern will operate the aircraft in the region and provide crewing and maintenance services.

The news follows today’s announcement of Lilium signing an MOU with the Bao’an District of Shenzhen municipality for the opening of a Lilium regional headquarters to represent the company in China and the Asia-Pacific region for Lilium Jet sales, services, and support.

Lilium CEO Klaus Roewe commented: “We are excited about Lilium’s expansion into China with such well-established local partners like Heli-Eastern. We see significant potential for Lilium’s eVTOL network in the Greater Bay Area, both to reach this important premium market, as well as to offer the sustainable, time-saving benefits of the Lilium Jet to as many people as possible.”

Zhao Qi, Chairman of Heli-Eastern said: “By partnering with Lilium, we are bringing the future of sustainable air mobility to China. With Lilium’s premium cabin design and innovative electric jet technology, our customers can travel throughout the Greater Bay Area and beyond quickly and sustainably.”

With this announcement, Lilium’s order pipeline has grown to 745 Lilium Jets from multiple customers across Europe, South America, the Middle East, the United States, and Asia.

Contact Information for media:

Lilium

Meredith Bell

+41794325779

press@lilium.com

Heli-Eastern

Chen Qibin

+86 4000755001

chenqibin@szdbth.com

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise, and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with planned launch networks announced in Germany, the United States, Brazil, and the UK, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visitlilium.com

About Heli-Eastern

Heli-Eastern, a major helicopter operator in GBA China, the sole and premier provider of Guangdong-Hong Kong-Macau cross-border helicopter services. Approved by the Civil Aviation Administration of China as a pilot company for the Reform of Low-Altitude Airspace Management, and centered from its Yantian Headquarters in Shenzhen, Heli-Eastern takes the lead in practicing of the operations for Low-Altitude Economy Industry, and builds the low-altitude-airspace transport network oriented to the urban agglomerations in the Greater Bay Area, the Yangtze River Delta Region, and Beijing-Tianjin-Hebei Region. Heli-Eastern focuses on the Urban Air Mobility platform-based services, striving to launch China's first "Air Taxi" UAM operation platform, so as to provide the urban agglomerations a quality living and economy environment in 15-minutes-flight radius. To learn more, visit szdbth.com

Lilium Forward Looking Statements:

The information contained in press release contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium N.V.’s and its subsidiaries (collectively, the “Lilium Group”) proposed business and business model, the markets and industry in which the Lilium Group operates or intends to operate, the Lilium Group’s agreement and related collaboration with Heli-Eastern as described above, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases and the expected results of the Lilium Group’s business and business model, including when launched in phases. Heli-Eastern’s purchase of 100 Lilium Jets is subject to the parties agreeing to final commercial terms and entering into definitive agreements with respect thereto. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “establish,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this press release include those discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (“SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20- F for the year ended December 31, 2022 on file with the SEC, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.